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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         PRO TECH COMMUNICATIONS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                     742944
                                 (CUSIP Number)


        HARVEY M. BURSTEIN   COPIES TO: DAVID D. GATCHELL
        3204 W. 84th Street             LEONARD JURDEN
        Leawood, Kansas 66206           Sonnenschein Nath & Rosenthal
        (913) 642-7847                  Twentieth Century Tower II
                                        4520 Main Street, 11th Floor
                                        Kansas City, Missouri 64111
                                        (816) 932-4400
                                        (816) 531-7545 (facsimile)


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               DECEMBER 19, 1996
            (Date of Event Which Requires Filing of This Statement)

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CUSIP NO.: 742944            Schedule 13D              December 27, 1996


1)   NAME OF REPORTING PERSON:  Harvey M. Burstein.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable.


3)   SEC USE ONLY:


4)   SOURCE OF FUNDS:  OO.


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): Not Applicable.


6)   CITIZENSHIP:  United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7)    SOLE VOTING POWER:  381,400.


     8) SHARED VOTING POWER: 4,000. The Reporting Person disclaims beneficial ownership of these shares.


     9)    SOLE DISPOSITIVE POWER:  381,400.


     10) SHARED DISPOSITIVE POWER: 4,000. The Reporting Person disclaims beneficial ownership of these shares.


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 385,400 shares. The Reporting Person disclaims beneficial ownership of 4,000 shares.


12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Not Applicable.


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.04%.


14)  TYPE OF REPORTING PERSON:  IN.






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CUSIP NO.: 742944               Schedule 13D                  December 27, 1996



ITEM 1.  SECURITY AND ISSUER.

             The class of equity securities to which this Schedule relates is the common stock, $0.001 par value per share ("Common Stock"), of Pro Tech Communications, Inc., a Florida corporation (the "Issuer").

             The principal executive office of the Issuer is 3311 Industrial 25th Street, Fort Pierce, Florida 34946.

ITEM 2.  IDENTITY AND BACKGROUND.


         (a)  Harvey M. Burstein

         (b)  3204 W. 84th Street
              Leawood, Kansas 66206

         (c) The Reporting Person is a stockbroker with BMA Financial Services, Inc., 1901 W. 47th Place, Shawnee Mission, Kansas 66205.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The response to Item 6 of the inside cover page of this Schedule 13D is hereby incorporated by reference in response to paragraph
              (f) of this Item 2.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The Reporting Person received the Warrant (as defined below) as payment for consulting services the Reporting Person provided to the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

              The Reporting Person holds the Warrant for investment purposes, but reserves the right to exercise, in whole or in part, the Warrant and to acquire the Common Stock and exercise any and all rights and privileges as a stockholder of the Issuer in a manner consistent with his own best interests, to purchase or

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         sell the Common Stock or other securities of the Issuer, and to communicate with management, stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or his securities.

              Except as set forth in this Schedule, the Reporting Person has no present plans or intentions that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as previously noted, The Reporting Person reserves the right to change its intentions with respect to such matters. In addition, the Reporting Person continues to provide consulting services to the Issuer, which services could relate to such an event.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The responses to Items 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock was calculated based upon the shares shown outstanding on the Issuer's Form 10-QSB for the quarter ended July 31, 1996.

         (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

         (c) The Reporting Person has had the following transactions in the Common Stock during the 60 days prior to the date of this
              Schedule:

              1. On October 17, 1996, the Reporting Person sold in the open market 500 shares at $1.625 per share;

              2. On November 1, 1996, the Reporting Person sold in the open market 3,500 shares at $1.75 per share;

              3. On November 22, 1996, the Reporting Person sold in the open market 900 shares at $1.875 per share; and

              4. The Reporting person received from the Issuer a warrant, dated as of December 19, 1996, to acquire up to 300,000 shares of the Common Stock (the "Warrant"). The Warrant is immediately exercisable and expires at 5:00 p.m. East Coast Time December 18, 1999.

                    The Reporting Person has not had any other transactions in the Common Stock during the last 60 days.

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         (d)  No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock other than as to the 4,000 shares of Common Stock of which the Reporting Person disclaims beneficial ownership.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             The Reporting Person currently has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             None.



SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATE:  December 27, 1996



SIGNATURE: /s/ Harvey M. Burstein